September 26, 2007

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0406

Attention:	Mr. Stephen Krikorian
Accounting Branch Chief

Re:	Avocent Corporation
Form 8-K Filed January 25, 2007, March 1, 2007
and April 18, 2007
File No. 000-30575

Dear Mr. Krikorian:

Avocent Corporation submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated September 5, 2007 and received by us on September 11, 2007 (the “Comment Letter”) relating to the above referenced filings.  For your convenience, we have repeated the comment contained in the Comment Letter below in italicized, bold type before our response.

1.                                      “Notwithstanding your revisions proposed in your response to address the concerns that the presentation creates an impression that these statements were prepared under a comprehensive set of accounting rules, we believe that the revised presentation of the non-GAAP information still creates an overall unwarranted impression to the investment community.  That is, we believe that the presentation of the non-GAAP information in an income statement format causes this impression; therefore, we believe it should be removed.  We remind you that as a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.”

Company Response:

As requested by the Staff, we will remove the non-GAAP reconciliation from an income statement format within our future 8-K filings and will instead present individual non-GAAP measures at the bottom of the GAAP income statement as illustrated on attached Exhibit A, page 1 and 2. The non-GAAP measures will be accompanied by our discussion of non-GAAP measures as previously provided.  Moreover, each non-GAAP measure presented will comply with item 10 of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. We believe this addresses the concerns of the Staff while still allowing us to highlight key measures that are used by Avocent’s key decision makers and also considered important to our investment community.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (256) 217-1301 with any questions or comments regarding this letter.  Thank you for your assistance.

Respectfully submitted,

Avocent Corporation

By:/s/ Edward H. Blankenship
Edward H. Blankenship
Senior Vice President of Finance and
Chief Financial Officer

cc:	Jason Niethamer, Securities and Exchange Commission
Samuel F. Saracino, Avocent Corporation
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati

2

EXHIBIT A

AVOCENT CORPORATION

Condensed Consolidated Statements of Income

(Unaudited, in thousands, except per share data)

	For the three months ended		For the six months ended
	June 29,	June 30,	June 29,	June 30,
	2007	2006	2007	2006
Net sales	$150,225	$118,005	$283,376	$212,517
Cost of sales (including stock compensation of $301 and $480 for the three and six months ended June 29, 2007; $164 and $214 for the three and six months ended June 30, 2006)	55,143	46,595	107,279	85,150
Gross profit	95,082	71,410	176,097	127,367
Research and development expenses (including stock compensation of $1,391 and $2,506 for the three and six months ended June 29, 2007; $762 and $1,063 for the three and six months ended June 30, 2006)	21,189	14,321	42,070	27,530
Acquired in-process research and development expense	—	—	—	2,100
Selling, general and administrative expenses (including stock compensation of $3,411 and $5,779 for the three and six months ended June 29, 2007; $1,796 and $2,286 for the three and six months ended June 30, 2006)	52,442	32,718	101,102	56,102
Cyclades integration expenses	—	2,269	—	2,269
Amortization of intangible assets	7,581	4,901	16,543	7,252
Total operating expenses	81,212	54,209	159,715	95,253
Income from operations	13,870	17,201	16,382	32,114
Other income (expense), net	(1,349)	1,779	(3,021)	4,795
Income before income taxes	12,521	18,980	13,361	36,909
Provision (benefit) for income taxes	(2,479)	5,399	(2,385)	10,395
Net income	$15,000	$13,581	$15,746	$26,514
Earnings per share:
Basic	$0.30	$0.28	$0.31	$0.55
Diluted	$0.29	$0.28	$0.31	$0.54
Weighted average shares used in computing earnings per share:
Basic	50,476	47,943	50,607	48,515
Diluted	51,158	48,709	51,457	49,336

	For the three months ended		For the six months ended
	June 29,	June 30,	June 29,	June 30,
	2007	2006	2007	2006
Non-GAAP Operational Measures
Operational Net Sales	$150,720	$118,005	$284,652	$212,517
Operational Gross Profit	$98,645	$71,575	$183,303	$127,581
Operational Operating Income	$29,828	$24,976	$48,439	$45,331
Operational Net Income	$21,134	$18,703	$33,846	$36,124
Operational Diluted EPS	$0.41	$0.38	$0.66	$0.73

A-1

AVOCENT CORPORATION

Reconciliation to Non-GAAP Operational Measures from GAAP

(Unaudited, in thousands, except per share data)

			Purchase Accounting
	GAAP	Stock Compensation	Adjustments	Non-GAAP
	Financial Measures	See Note (A)	See Note (B)	Operational Measures
For the Three Months Ended June 29, 2007
Operational Net Sales	$150,225	$—	$495	$150,720
Operational Gross Profit	$95,082	$301	$3,262	$98,645
Operational Operating Income	$13,870	$5,103	$10,855	$29,828
Operational Net Income	$15,000	$3,875	$2,259	$21,134
Operational Diluted EPS	$0.29	$0.08	$0.04	$0.41

For the Three Months Ended June 30, 2006
Operational Net Sales	$118,005	$—	$—	$118,005
Operational Gross Profit	$71,411	$164	$—	$71,575
Operational Operating Income	$17,202	$2,722	$5,052	$24,976
Operational Net Income	$13,581	$1,753	$3,369	$18,703
Operational Diluted EPS	$0.28	$0.03	$0.07	$0.38

For the Six Months Ended June 29, 2007
Operational Net Sales	$283,376	$—	$1,276	$284,652
Operational Gross Profit	$176,097	$480	$6,726	$183,303
Operational Operating Income	$16,382	$8,764	$23,293	$48,439
Operational Net Income	$15,746	$6,531	$11,569	$33,846
Operational Diluted EPS	$0.31	$0.13	$0.22	$0.66

For the Six Months Ended June 30, 2006
Operational Net Sales	$212,517	$—	$—	$212,517
Operational Gross Profit	$127,367	$214	$—	$127,581
Operational Operating Income	$32,114	$3,563	$9,654	$45,331
Operational Net Income	$26,514	$2,332	$7,278	$36,124
Operational Diluted EPS	$0.54	$0.05	$0.14	$0.73

(A)                      Stock Compensation relates to expensing of stock options, restricted stock units, and performance shares.  Avocent adopted SFAS 123R effective January 1, 2006 and began recording expense related to outstanding unvested stock options on that date as well as on subsequent equity compensation grants.

(B)                        Purchase Accounting Adjustments relate to:

1)                      Amortization of intangibles set up through purchase accounting.

2)                      Depreciation of the step-up in basis to fair value for fixed assets through purchase accounting.

3)                      Amortization of fair value adjustments to deferred revenue at acquisition required by purchase accounting.

4)                      Tax effects of these adjustments plus a $6.5M non-recurring benefit in the three months ended June 29, 2007 from establishing a deferred tax asset associated with in-process research and development costs previously expensed through purchase accounting that are now deductible for tax purposes.

A-2